Exhibit 2.5
ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
BROOKSIDE TECHNOLOGY HOLDINGS CORP.
     Pursuant to the provisions of Chapter 607, Florida Statutes, BROOKSIDE TECHNOLOGY HOLDINGS CORP. (the “Corporation”) has adopted the following Articles of Amendment to its Articles of Incorporation.
     FIRST: The name of the Corporation is: BROOKSIDE TECHNOLOGY HOLDINGS CORP.
     SECOND: The following amendment to the Articles of Incorporation was adopted by the Corporation:
Article IV, Section A in its entirety, of the Articles of Incorporation of the Corporation, shall be and hereby is revoked, declared null and void and of no further effect and, in lieu thereof, the following Article IV, Section A is adopted, approved and ratified:
ARTICLE IV
CAPITAL STOCK
     A. General
The total number of shares of all classes of capital stock that the Corporation shall have the authority to issue is Ten Billion Fifty Million (10,050,000,000) shares, consisting of (i) Ten Billion (10,000,000,000) shares of Common Stock, $.001 par value per share (the “Common Stock”), and (ii) Fifty Million (50,000,000) shares of Preferred Stock, $.001 par value per share (the “Preferred Stock”).
     THIRD: The foregoing Amendment was approved and adopted by the shareholders of Corporation on November 18, 2009. The number of votes cast for the approval and adoption of the Amendment was sufficient for approval.
     IN WITNESS WHEREOF, the undersigned, Chief Executive Officer of the Corporation, has executed these Articles of Amendment this 15th day of December 2009.

BROOKSIDE TECHNOLOGY HOLDINGS CORP.
By:
Michael Nole, Chief Executive Officer